

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2017

Via E-mail
Ms. Kandimathie Christine Ramon
Chief Financial Officer
AngloGold Ashanti Limited
76 Rahima Moosa Street,
South Africa

> **Re: AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Response Dated July 19, 2017**
> **File No. 001-14846**

Dear Ms. Ramon:

   We have reviewed your July 19, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016
Item 5: Operating and Financial Review and Prospects
All-in sustaining costs, page 157 and Cash costs, page 158

1. It appears that you present consolidated non-IFRS measures that reflect your joint ventures using a method other than the equity method of accounting, as used in your IFRS financial statements. Under the equity method of accounting, you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item. Please explain to us how your presentation of consolidated non-IFRS measures is consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining